Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 May 23, 2008

ZIONS BANCORPORATION

4.50% Senior Medium-Term Notes due May 28, 2009

Final Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 28, 2009 (the “Notes”).

CUSIP	98970EBV0

Aggregate Principal Amount:	$3,000,000

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. On May 22, 2008, Zions Bancorporation priced $22,133,000 of the Notes. On May 23, 2008, Zions Bancorporation reopened the series and issued an additional $3,000,000 aggregate principal amount of Notes, on the same terms as the Notes that priced earlier that day. The Notes that priced on May 22, 2008 will have the same CUSIP number as, and upon closing will trade interchangeably with, the Notes that priced on May 23, 2008. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Final Price:	100.000%

Initial Settlement Date:	May 28, 2008

Coupon:	4.50%

Interest Payment Dates:	Interest will be paid semiannually on May 28 and November 28, beginning on November 28, 2008, to holders of record as of the preceding May 13 and November 13, respectively.

Day Count:	30/360

Maturity:	May 28, 2009

Placement Agent:	Zions Direct, Inc.

Placement Agent Fee:	0.125%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:

A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Trust Company, N.A.

Authentication / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of all the Notes that priced on May 22, 2008, will be made against payment for the Notes on May 28, 2008, which is the second business day after the date of the pricing of the Notes (this settlement cycle being referred to as T+2). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplements. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus dated March 31, 2006 contained in that registration statement, the Prospectus Supplement dated March 6, 2008 and the Prospectus Supplement no. 2 dated March 31, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.